Exhibit 99.1

Contacts:

Investors:	Media:
AmSurg Corp.	Sard Verbinnen & Co
Claire M. Gulmi	Jonathan Gasthalter/Jared Levy/David Millar
Executive Vice President and Chief Financial Officer	(212) 687-8080
(615) 665-1283

AMSURG WITHDRAWS PROPOSAL TO MERGE WITH TEAMHEALTH

NASHVILLE, Tenn., November 2, 2015 - AmSurg Corp. (Nasdaq: AMSG) today announced that it has withdrawn its increased proposal to combine with Team Health Holdings, Inc. (NYSE: TMH) in a cash-and-stock merger, in light of the decision by the TeamHealth Board of Directors not to engage in discussions with AmSurg.

About AmSurg Corp.

AmSurg’s Ambulatory Services Division acquires, develops and operates ambulatory surgery centers in partnership with physicians throughout the U.S. AmSurg’s Physician Services Division, Sheridan, provides outsourced physician services in multiple specialties to hospitals, ASCs and other healthcare facilities throughout the U.S., primarily in the areas of anesthesiology, children’s services, emergency medicine and radiology. Through these businesses as of June 30, 2015, AmSurg owned and operated 250 ASCs in 34 states and provided physician services to more than 350 healthcare facilities in 27 states. AmSurg has partnerships with, or employs, over 5,000 physicians in 38 states and the District of Columbia.